UBS Financial Services Inc.

Consolidated Statement of Financial Condition
December 31, 2017
(Amounts in Thousands of Dollars)

Assets

Cash and cash equivalents	$ 1,449,873
Cash and securities segregated and on deposit for federal and other regulations	3,627,404
Collateralized agreements:	
Securities purchased under agreements to resell	935,078
Securities borrowed	1,114,225
Receivables:	
Clients (net of allowance for doubtful accounts of $599)	5,124,671
Brokers, dealers and clearing organizations	1,567,925
Dividends and interest	44,924
Fees and other	346,127
Financial instruments owned, at fair value	686,690
Financial instruments owned, pledged as collateral, at fair value	68,705
Receivables from affiliated companies	47,212
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $922,834)	684,670
Goodwill and intangibles	555,601
Deferred tax asset	721,671
Other assets	441,358
Total assets	$ 17,416,134

Liabilities and stockholder's equity

Collateralized agreements:	
Securities sold under agreements to repurchase	469,293
Securities loaned	297,261
Payables:	
Clients (including free credit balances of $5,151,759)	6,734,155
Brokers, dealers and clearing organizations	163,027
Dividends and interest	23,452
Financial instruments sold, not yet purchased, at fair value	49,588
Accrued compensation and benefits	2,104,389
Payables to affiliated companies	1,768,751
Income taxes payable	2,794
Other liabilities and accrued expenses	1,515,235
	13,127,945
Subordinated liabilities	1,200,000
Stockholder's equity	3,088,189
Total liabilities and stockholder's equity	$ 17,416,134

See notes to consolidated financial statements.